Exhibit 99.3
Unit C-D, 10F Long Life Building, 1566 West Yan An Road, Shanghai 200052, People’s Republic of China
www.Linktone.com
THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF LINKTONE LTD.
FOR THE 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 15, 2011
The undersigned1, ______________ [insert name] of ____________________________ [insert address], being shareholder of __________2 ordinary shares of LINKTONE LTD., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement (either through the Internet or paper or email copy), each dated August 8, 2011, and hereby appoints Hary Tanoesoedibjo and Peck Joo Tan, or any of them, proxies, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on September 15, 2011 at 10:00 a.m., Singapore time, at the Company’s offices at 39 Mac Taggart Road, Level 5, Asia Media Centre, Singapore 368084, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of 2011 annual general meeting of shareholders and in the proxy statement previously furnished to you either though the Internet or paper or email copy.
This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder3. If no direction is made, this proxy will be voted FOR the following proposals:

[1]	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

[2]
Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

[3]
IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR.” IF YOU WISH TO VOTE AGAINST ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST.” Failure to complete any or all the boxes will entitle your proxies to cast their votes at their discretion. Your proxy will also be entitled to vote at their discretion on any resolution properly put to the meeting other than those referred to in the Notice of the 2011 Annual General Meeting of Shareholders.

PROPOSAL NO. 1: Elect the Class I director named below for the term specified or until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal:

NAME	CLASS	TERM	FOR	AGAINST	ABSTAIN

Billy Hsieh	I	Three (3) Years
PROPOSAL NO. 2: Appoint Ernst & Young LLP, Singapore as independent registered public accountants of Linktone Ltd. for the fiscal year ending December 31, 2011.

[ ] FOR	[ ] AGAINST	[ ] ABSTAIN

DATED:	, 2011

SHAREHOLDER NAME[4]:

Signature

Signature
This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their stock certificate, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.
Please date, sign and mail this
proxy card back as soon as possible!

[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be under the hand of an officer or attorney duly authorized on that behalf.

[5]
In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company.

[6]
Completion and delivery of this form of proxy will not preclude you from attending and voting at the annual general meeting if you so wish and in such event, this form of proxy shall be deemed to be revoked.

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